Exhibit 99.1

NEWS RELEASE

INTERNATIONAL GAME TECHNOLOGY PLC REPORTS THIRD QUARTER 2015 RESULTS

•                  Adjusted EBITDA of $414 million and adjusted earnings per share of $0.41; GAAP earnings per share of $0.04

•                  Resilient profitability reflects diversity of business, disciplined operational management and synergy benefits

•                  Free cash flow was $132 million in the third quarter

•                  The Company is confident in reaching the top half of its full year 2015 adjusted EBITDA outlook

LONDON, U.K. — November 12, 2015 — International Game Technology PLC (“IGT”) (NYSE:IGT) today reported financial results for the third quarter and nine months ended September 30, 2015.

“We are pleased to report third quarter profitability in line with our expectations in this year of transformation,” said Marco Sala, CEO of IGT. “In our global lottery operations, we delivered another resilient set of results and we are encouraged by our new game performance. As expected, product sales moderated from the second quarter’s high level. We are focused on driving growth through innovation. Our recent showcases at the leading gaming and lottery trade shows demonstrated that commitment and the power of combining our compelling content and leading-edge technology to cement our industry leadership.”

“Our third quarter results reflect the diversity of our business and disciplined operational management,” said Alberto Fornaro, CFO of IGT. “Our synergy plans remain on track, free cash flow generation was strong, net debt was reduced, and our financial condition remains solid. We planned our first year as a combined company prudently; based on our year-to-date results and current top-line visibility, we are confident in reaching the top half of our 2015 adjusted EBITDA outlook.”

Summary of Consolidated Third Quarter Financial Results

	Reported			Pro forma
							Constant
Quarter Ended September 30,			Change			Change	Currency
(In US $ millions, unless otherwise noted)	2015	2014	(%)	2015	2014	(%)	Change (%)
Revenue	1,215	938	30%	1,215	1,474	-18%	-10%
Adjusted EBITDA	414	342	21%	414	541	-23%	-17%
Adjusted Operating Income	258	204	26%	258	348	-26%	-19%
Operating Income	130	184	-29%	130	306	-58%	-50%
Net income per diluted share	0.04	0.44	NM	0.04	NA
Adjusted net income per diluted share	0.41	0.54	NM	0.41	NA
Net debt	8,196	2,948	NM	8,196	NA

Note: Pro forma is defined as the combined results of GTECH and legacy IGT for period prior to the second quarter of 2015. Adjusted operating income, adjusted EBITDA, and adjusted net income per diluted share are non-GAAP financial measures.  Reconciliations of non-GAAP financial measures to the most directly comparable GAAP financial measures are provided at the end of this news release.

Comparability of Results

All figures presented in this news release are prepared under U.S. GAAP, unless noted otherwise.

As a result of the combination of GTECH S.p.A. (“GTECH”) and International Game Technology (“legacy IGT”), which was completed on April 7, 2015, a number of items affect the comparability of reported results.  Reported financial information for the third quarter of 2015 includes the results of operations of IGT for the entire period, while reported financial information for the third quarter of 2014 includes only GTECH operations. Reported financial information for the first nine months of 2015 includes IGT for the second and third quarters and only GTECH operations in the first quarter, while the reported nine month 2014 figures are for GTECH only. Pro forma figures represent the combined results of both companies in 2014 and in the first nine months of 2015.

Adjusted figures exclude the impact of purchase price amortization, restructuring expense, and certain one-time, primarily transaction-related items.  Reconciliations to the most directly comparable GAAP measures are included in the tables in this news release.

Reported 2015 results were adversely affected by the strengthening of the U.S. dollar compared to the euro; the daily average U.S. dollar to euro foreign exchange rate was 1.11 in the third quarter of 2015 compared to 1.33 in the third quarter of 2014. Constant currency changes for 2015 are calculated using the same foreign exchange rates as the corresponding 2014 period.

The Company has harmonized the methodology used to calculate pro forma, adjusted EBITDA in the first calendar quarter of 2015 by adding back certain legacy IGT items that had not been previously included. This has resulted in a $30 million increase to pro forma, adjusted EBITDA in the first quarter of 2015, which is also included in the Company’s revised, full year 2015 outlook.

Management believes that referring to certain pro forma, constant currency, or adjusted measures is a more useful way to evaluate the Company’s underlying performance.

Overview of Consolidated Third Quarter Results

Reported consolidated revenue grew 30% to $1.22 billion from $938 million in the third quarter of 2014, reflecting GTECH’s acquisition of legacy IGT. On a pro forma, constant currency basis, consolidated revenue declined 10%. Resilience in global lottery operations was more than offset by an expected decrease in gaming product sales, largely due to significant Oregon VLT and casino conversion sales in the third quarter of 2014, in addition to the variability in the timing of new casino openings. During the quarter, the Company sold 6,622 gaming machines worldwide and global lottery same-store revenue, excluding Italy, increased 6%.

On a reported basis, adjusted EBITDA of $414 million was 21% above the third quarter of 2014.  On a pro forma, constant currency basis, adjusted EBITDA was 17% below the prior-year period, primarily due to sales dynamics in the quarter, which were partially offset by lower operating expenses.

Reported operating income was $130 million compared to $184 million in the third quarter of 2014. On a pro forma, constant currency basis, adjusted operating income was 19% below the year-earlier period, as higher lottery profits were more than offset by lower gaming profits.

Interest expense was $122 million compared to $75 million in the prior-year period due to increased debt incurred to finance the legacy IGT acquisition.

Net income attributable to IGT was $7 million in the third quarter of 2015. On an adjusted basis, net income was $82 million. The Company reported net income per diluted share of $0.04 and earned $0.41 per diluted share on an adjusted basis.

Cash from operations was $471 million in the first nine months of the year, inclusive of higher interest costs and approximately $150 million in one-time, transaction-related costs. Capital expenditures were $289 million in the year-to-date period.

Cash and cash equivalents were $552 million as of September 30, 2015, compared to $573 million as of September 30, 2014.

At September 30, 2015, consolidated shareholders’ equity totaled $3.52 billion and net debt was $8.20 billion.

Operating Segment Review

North America Gaming & Interactive

Revenue for the North America Gaming & Interactive segment was $341 million compared to $37 million in the third quarter of 2014. On a pro forma basis, revenue was 19% below the prior year as relative stability in recurring service revenues was more than offset by an expected contraction in product sales on difficult comparisons with large VLT sales and intellectual property revenue in the third quarter of 2014.

Service revenue was $267 million compared to $15 million in the prior-year period. On a pro forma basis, service revenue declined 2% as a result of a lower installed base that was mostly compensated for by improved wide area progressive yields, 6% growth at DoubleDown, and favorable mix. Product sales were $73 million compared to $22 million in the third quarter of 2014. On a pro forma basis, product sales were 50% below the prior year, as anticipated. The Company sold 3,326 machines compared to 6,541 units in the third quarter of 2014, which included 1,864 Oregon VLT units and shipments related to stronger new casino openings. Year-to-date, total replacement unit sales were up 4% while new and expansion units were down, reflecting the cadence of new casino openings and VLT programs. Product sales were also affected by an expected decrease in intellectual property licensing revenue.

Operating income for North America Gaming & Interactive was $85 million compared to $2 million in the third quarter of 2014. On a pro forma basis, North America Gaming & Interactive operating income declined 42% as a result of lower product sales and overall revenue mix as well as further investment in research and development.

North America Lottery

Revenue for the North America Lottery segment was $253 million in the quarter, 6% higher than the prior year on a reported basis but 2% lower on a pro forma basis. The Company entered into a revised termination agreement with the Illinois Lottery during the third quarter. Excluding the Illinois termination settlement, pro forma revenue for the North America Lottery segment rose 2%.

Service revenue increased 9% on a reported basis and was in line with the prior year on a pro forma basis, reflecting the net impact of 8% same-store revenue growth and the Illinois termination payment. Strong instant ticket sales and local draw-based game performance were the primary drivers of same-store revenue growth during the quarter. New contracts in Canada and Colorado also contributed to service revenue growth. Product sales of $11 million in the quarter were below the third quarter of 2014, reflecting the natural variability of the business, which included strong instant ticket printing and vending machine sales in the prior year period.

Operating income for North America Lottery was $50 million compared to $20 million in the third quarter of 2014. On a pro forma basis, operating income for North America Lottery rose 66% on strong same-store revenue growth and operational leverage, and despite the $5 million net impact of the Illinois settlement, which also impacted adjusted EBITDA.

International

International revenue was $211 million compared to $138 million in the third quarter of 2014 on a reported basis. On a pro forma, constant currency basis, International revenue was 12% below the prior year, the net result of stable lottery performance and lower gaming product sales due to challenging comparisons with large conversion and systems sales in the prior-year period.

International lottery same-store revenue was up approximately 2% on continued, broad-based strength in instant tickets and sustained jackpot growth in Eastern Europe that was partially offset by weaker trends in Latin America. Lottery product sales were in line with the prior-year period on a pro forma, constant currency basis.

International gaming service revenue was modestly below the third quarter of 2014 on a pro forma, constant currency basis due to a contraction in the installed base, principally as a result of the conversion of leased units in Mexico over the last year. The Company sold a total of 3,296 gaming machines internationally during the third quarter. Revenue from gaming product sales was below the prior year, partly due to large conversion and systems sales in the comparable 2014 period.

International operating income was $37 million, 28% greater than the third quarter of 2014. On a pro forma basis, International operating income was down, primarily reflecting lower gaming product sales.

Italy

Revenue in the Italy segment was $414 million compared to $525 million in the third quarter of 2014, primarily due to the weakening of the euro against the U.S. dollar. Excluding currency translation, Italian revenue was down 8%, as relative stability in most core activities was offset by the anticipated impact of gaming machine taxes and a six percentage point increase in sports betting payout.

Total Lotto wagers in the quarter were €1.68 billion compared to €1.75 billion last year, as a result of significantly lower late number activity. 10eLotto performance was especially strong during the quarter, supported by the continued success of Numero ORO. Instant-ticket wagers were €2.11 billion versus €2.18 billion last year, an improvement in the year-to-date trend related to several new product introductions.

Machine gaming revenue declined in constant currency due to higher taxes associated with the 2015 Stability Law. Excluding the Stability Law impact, machine gaming revenue was in line with the prior-year period in constant currency, as improved machine productivity and mix continue to offset lower AWP units.

Operating income for Italy was $131 million compared to $192 million in the third quarter of 2014, primarily due to unfavorable currency impacts and a gain on the sale of the Company’s Italian sports and events ticketing business in the prior-year period. On a constant perimeter and currency basis, Italian operating income was affected by the higher sports betting payout and Stability Law.

Outlook

Including the $30 million reclassification of certain legacy IGT items in the first quarter of 2015, the Company is updating its outlook for pro forma, adjusted EBITDA in 2015 to $1.605-$1.705 billion from the prior range of $1.575-$1.675 billion.

Capital expenditures for the year are now estimated at $400-$450 million compared to a prior expectation of $450-$500 million. This does not include any upfront capital related to the Italian Lotto concession renewal, which will not be required this year.

Conference Call and Webcast

Today, at 8:00 a.m. EST / 1:00 p.m. GMT / 2:00 p.m. CET, management will host a conference call to present the third quarter 2015 results. Listeners may access a live webcast of the conference call along with accompanying slides under “News, Events and Presentations” on IGT’s Investor Relations website at www.IGT.com. A replay of the webcast will be available on the website following the live event. To listen by telephone, the dial in number is +44 (0) 20 3427 1905 for participants in the United Kingdom and +1-718-354-1152 for listeners outside the United Kingdom. The conference ID/confirmation code is 2592426. A telephone replay of the call will be available for one week at +44 (0) 20 3427 0598 or +1-347-366-9565 using the conference ID/confirmation code 2592426.

About IGT

IGT (NYSE:IGT) is the global leader in gaming. We enable players to experience their favorite games across all channels and regulated segments, from Gaming Machines and Lotteries to Interactive and Social Gaming. Leveraging a wealth of premium content, substantial investment in innovation, in-depth customer intelligence, operational expertise and leading-edge technology, our gaming solutions anticipate the demands of consumers wherever they decide to play. We have a well-established local presence and relationships with governments and regulators in more than 100 countries around the world, and create value by adhering to the highest standards of service, integrity, and responsibility. IGT has approximately 13,000 employees. For more information, please visit www.IGT.com.

Cautionary Statement Regarding Forward-Looking Statements

This news release may contain forward-looking statements (including within the meaning of the Private Securities Litigation Reform Act of 1995) concerning IGT and other matters. These statements may discuss goals, intentions and expectations as to future plans, trends, events, dividends, results of operations or financial condition, or otherwise, based on current beliefs of the management of IGT as well as assumptions made by, and information currently available to, such management. Forward-looking statements may be accompanied by words such as “aim,” “anticipate,” “believe,” “plan,” “could,” “would,” “should,” “shall,” “continue,” “estimate,” “expect,” “forecast,” “future,” “guidance,” “intend,” “may,” “will,” “possible,” “potential,” “predict,” “project” or the negative or other variations of them. These forward-looking statements are subject to various risks and uncertainties, many of which are outside IGT’s control. Should one or more of these risks or uncertainties materialize, or should any of the underlying assumptions prove incorrect, actual results may differ materially from those predicted in the forward-looking statements and from past results, performance or achievements. Therefore, you should not place undue reliance on the forward-looking statements. Factors that could cause actual results to differ materially from those in the forward-looking statements include (but are not limited to) risks that the businesses of International Game Technology and GTECH S.p.A. will not be integrated successfully, or that the combined companies will not realize estimated cost savings, synergies, growth or other anticipated benefits or that such benefits may take longer to realize than expected; risk that the Company will be unable to pay future dividends to shareholders or that the amount of such dividends may be less than anticipated; risks relating to unanticipated costs of integration of the two companies; reductions in customer spending; a slowdown in customer payments and changes in customer demand for products and services; unanticipated changes relating to competitive factors in the industries in which the company operates; ability to hire and retain key personnel; the potential impact of the consummation of the business combination on relationships with third parties, including customers, employees and competitors; ability to attract new customers and retain existing customers in the manner anticipated; reliance on and integration of information technology systems; changes in legislation or governmental regulations affecting the company; international, national or local economic, social or political conditions that could adversely affect the company or its customers; conditions in the credit markets; risks associated with assumptions the company makes in connection with its critical accounting estimates and legal proceedings; and the company’s international operations, which are subject to the risks of currency fluctuations and foreign exchange controls. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties that affect IGT’s business, including those described in IGT’s annual report on Form 20-F for the financial year ended December 31, 2014 and other documents filed from time to time with the Securities and Exchange Commission (the “SEC”), which are available on the SEC website at www.sec.gov and on the investor relations section of IGT’s website at www.IGT.com. Except as required under applicable law, IGT does not assume any obligation to update the forward-looking statements. Nothing in this news release is intended, or is to be construed, as a profit forecast or to be interpreted to mean that earnings per IGT share for the current or any future financial years will necessarily match or exceed the historical published earnings per IGT share, as applicable. All forward-looking statements contained in this news release are qualified in their entirety by this cautionary statement. All subsequent written or oral forward-looking statements attributable to IGT, or persons acting on its behalf, are expressly qualified in their entirety by this cautionary statement.

Contact:

Robert K. Vincent, Corporate Communications, (401) 392-7452

James Hurley, Investor Relations, (401) 392-7190

Simone Cantagallo, (+39) 06 51899030; for Italian media inquiries

International Game Technology PLC and Subsidiaries

Consolidated Income Statements

	For the three months ended
	September 30,
	2015	2014
($ and shares in thousands, except per share data)	Unaudited
Service revenue	1,057,449	876,074
Product sales	157,864	61,843
Total revenue	1,215,313	937,917

Cost of services	633,371	580,845
Cost of sales	127,980	38,285
Selling, general and administrative	224,487	105,270
Research and development	85,864	29,686
Restructuring expense	11,271	5,246
Transaction expense (income), net	2,301	(5,265)
	1,085,274	754,067

Operating income	130,039	183,850

Interest income	4,797	847
Equity income, net	192	363
Other income	1,326	3,208
Other expense	(2,025)	(2,475)
Foreign exchange gain (loss), net	9,847	(2,942)
Interest expense	(121,844)	(75,345)
	(107,707)	(76,344)

Income before income tax expense	22,332	107,506

Income tax expense	13,366	33,573

Net income	8,966	73,933

Less: Net income (loss) attributable to non-controlling interests	1,833	(2,231)

Net income attributable to IGT	7,133	76,164

Net income attributable to IGT per ordinary share - basic	0.04	0.44
Net income attributable to IGT per ordinary share - diluted	0.04	0.44

Weighted-average shares - basic	199,480	173,560
Weighted-average shares - diluted	200,825	174,307

International Game Technology PLC and Subsidiaries

Consolidated Income Statements

	For the nine months ended
	September 30,
	2015	2014
($ and shares in thousands, except per share data)	Unaudited
Service revenue	2,917,231	2,703,722
Product sales	455,435	216,784
Total revenue	3,372,666	2,920,506

Cost of services	1,791,581	1,787,568
Cost of sales	340,322	131,869
Selling, general and administrative	552,253	305,748
Research and development	192,849	81,087
Restructuring expense	41,570	13,518
Impairment loss	—	1,802
Transaction expense (income), net	45,695	(1,859)
	2,964,270	2,319,733

Operating income	408,396	600,773

Interest income	12,916	3,105
Equity income (loss), net	207	(2,421)
Other income	4,280	4,398
Other expense	(140,540)	(9,053)
Foreign exchange loss, net	(85,493)	(5,383)
Interest expense	(333,762)	(186,925)
	(542,392)	(196,279)

Income (loss) before income tax expense	(133,996)	404,494

Income tax expense	13,820	154,554

Net income (loss)	(147,816)	249,940

Less: Net income attributable to non-controlling interests	10,114	13,163

Net income (loss) attributable to IGT	(157,930)	236,777

Net income (loss) attributable to IGT per ordinary share -basic	(0.83)	1.36
Net income (loss) attributable to IGT per ordinary share - diluted	(0.83)	1.36

Weighted-average shares - basic	189,884	174,024
Weighted-average shares - diluted	189,884	174,647

International Game Technology PLC and Subsidiaries

Condensed Consolidated Balance Sheets

	September 30,	December 31,
	2015	2014
($ thousands)	Unaudited
ASSETS
Cash and cash equivalents	551,915	317,106
Restricted cash	159,891	108,115
Trade and other receivables	929,939	919,606
Inventories	307,460	184,593
Other current assets	408,915	223,703
Income taxes receivable	87,615	6,628
Deferred income taxes	158,438	49,877
Total current assets	2,604,173	1,809,628

Systems, equipment and other assets related to contracts, net	1,162,208	1,086,426
Property, plant and equipment, net	311,161	123,571
Goodwill	7,043,671	4,143,064
Intangible and other assets, net	4,611,117	1,500,836
Deferred income taxes	86,045	14,581
Total non-current assets	13,214,202	6,868,478

TOTAL ASSETS	15,818,375	8,678,106

LIABILITIES AND SHAREHOLDERS’ EQUITY
LIABILITIES
Accounts payable	972,768	1,241,042
Other current liabilities	845,211	862,357
Current portion of long-term debt	165	849,600
Short-term borrowings	111	10,800
Income taxes payable	99,192	20,892
Total current liabilities	1,917,447	2,984,691

Long-term debt, less current portion	8,747,737	2,099,071
Deferred income taxes	1,175,609	252,493
Other non-current liabilities	457,923	200,417
Total non-current liabilities	10,381,269	2,551,981

TOTAL LIABILITIES	12,298,716	5,536,672

COMMITMENTS AND CONTINGENCIES	—	—

SHAREHOLDERS’ EQUITY	3,519,659	3,141,434

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	15,818,375	8,678,106

International Game Technology PLC and Subsidiaries

Consolidated Statements of Cash Flows

	For the nine months ended
	September 30,
	2015	2014
($ thousands)	Unaudited
Cash flows from operating activities
Net income (loss)	(147,816)	249,940
Adjustments for:
Amortization	286,264	109,950
Depreciation	259,676	243,283
Non-cash foreign exchange loss, net	88,308	5,760
Service revenue amortization	81,178	96,332
Make-whole paid in connection with the early extinguishment of debt	73,806	—
Write-off of bridge facility costs	50,892	—
Stock compensation	32,732	4,492
Debt issuance cost amortization	30,708	24,891
Other non-cash items	7,544	10,984
Provisions	5,733	(1,108)
Impairment loss	—	1,802
Cash foreign exchange gain, net	(2,815)	(377)
Cash flows before changes in operating assets and liabilities	766,210	745,949
Changes in operating assets and liabilities:
Inventories	(29,275)	(3,599)
Trade and other receivables	122,739	123,101
Accounts payable	(102,170)	(121,271)
Other assets and liabilities	(286,510)	(39,226)
Net cash flows from operating activities	470,994	704,954

Cash flows from investing activities
Acquisition of IGT, net of cash acquired	(3,241,415)	—
Capital expenditures	(288,743)	(240,682)
Proceeds from sale of assets	23,610	2,313
Jackpot annuity investments, net	25,947	—
Other	(127)	—
Net cash flows used in investing activities	(3,480,728)	(238,369)

Cash flows from financing activities
Proceeds from issuance of long-term debt	6,584,801	—
Proceeds from interest rate swaps	67,773	—
Treasury shares purchased	—	(44,008)
Acquisition of non-controlling interest	—	(97,015)
Dividends paid - non-controlling interest	(28,842)	(45,190)
Payments in connection with note consents	(29,022)	—
Return of capital - non-controlling interest	(30,568)	(68,189)
Payments on bridge facility	(51,409)	—
Payments in connection with the early extinguishment of debt	(79,526)	—
Debt issuance costs paid	(81,100)	—
Dividends paid	(169,438)	(177,608)
Payments to withdrawing shareholders	(407,759)	—
Principal payments on long-term debt	(2,492,354)	—
Other	(11,942)	(12,685)
Net cash flows provided by (used in) financing activities	3,270,614	(444,695)

Net increase in cash and cash equivalents	260,880	21,890
Effect of exchange rate changes on cash	(26,071)	(26,566)
Cash and cash equivalents at the beginning of the period	317,106	578,008
Cash and cash equivalents at the end of the period	551,915	573,332

International Game Technology PLC and Subsidiaries

Net Debt

	September 30,	December 31,
($ thousands)	2015	2014
Long-term debt, less current portion
Senior Notes	4,866,438	—
Revolving Facilities	1,135,285	876,505
Term Loan	892,019	—
Notes due February 2018	548,253	590,557
Notes due March 2020	534,498	575,270
Notes due June 2019	531,961	—
Notes due June 2020	126,963	—
Notes due October 2023	61,335	—
Capital Securities	50,863	54,975
Other	122	1,764
	8,747,737	2,099,071

Current portion of long-term debt	165	849,600
Short-term borrowings	111	10,800

Total debt	8,748,013	2,959,471

Cash and cash equivalents	551,915	317,106

Net debt	8,196,098	2,642,365

International Game Technology PLC and Subsidiaries

Operating Metrics and Reconciliations

($ and shares in thousands, except per share data)

	For the three months ended
	September 30,		Change
	2015	2014	$	%

Revenue	1,215,313	937,917	277,396	29.6
Adjusted EBITDA	413,803	342,349	71,454	20.9
Operating income	130,039	183,850	(53,811)	(29.3)
Adjusted Operating income	257,808	204,285	53,523	26.2
Net income attributable to IGT	7,133	76,164	(69,031)	(90.6)
Adjusted Net income attributable to IGT	82,477	93,438	(10,961)	(11.7)
Net income attributable to IGT per ordinary share - diluted	0.04	0.44	(0.40)	(90.9)
Adjusted Net income attributable to IGT per ordinary share - diluted	0.41	0.54	(0.13)	(24.1)
Weighted average shares - diluted	200,825	174,307	26,518	15.2

Reconciliations of Non-GAAP Financial Measures

	For the three months ended
	September 30,		Change
	2015	2014	$	%

Operating income	130,039	183,850	(53,811)	(29.3)
Depreciation	95,133	84,111	11,022	13.1
Amortization	134,132	37,305	96,827	259.6
Transaction expense (income), net (1)	2,301	(5,265)	7,566	143.7
Service revenue amortization	27,298	31,163	(3,865)	(12.4)
Non-cash purchase accounting (excluding D&A)	1,867	—	1,867	—
Restructuring expense	11,271	5,246	6,025	114.8
Stock compensation	11,762	5,939	5,823	98.0
Adjusted EBITDA	413,803	342,349	71,454	20.9

Operating income	130,039	183,850	(53,811)	(29.3)
Purchase accounting	114,197	20,454	93,743	458.3
Transaction expense (income), net (1)	2,301	(5,265)	7,566	143.7
Restructuring expense	11,271	5,246	6,025	114.8
Adjusted Operating income	257,808	204,285	53,523	26.2

Net income attributable to IGT	7,133	76,164	(69,031)	(90.6)
Purchase accounting	113,624	19,798	93,826	473.9
Foreign exchange loss (gain)	(9,847)	2,942	(12,789)	(434.7)
Transaction expense (income), net (1)	2,301	(5,265)	7,566	143.7
Restructuring expense	11,271	5,246	6,025	114.8
Income tax benefit	(42,005)	(5,447)	(36,558)	>500.0
Adjusted Net income attributable to IGT	82,477	93,438	(10,961)	(11.7)

Adjusted Net income attributable to IGT per ordinary share - diluted	0.41	0.54	(0.13)	(24.1)

(1) Transaction expense (income), net is composed of transaction costs on significant business combinations and significant gains and losses incurred on disposals of group entities or businesses. These items are only incidentally related to our ordinary activities, are not expected to occur frequently and hinder comparability of our period-over-period performance. We believe separate identification allows users of the financial statements to take them into appropriate consideration when analyzing our performance.

International Game Technology PLC and Subsidiaries

Operating Metrics and Reconciliations

($ and shares in thousands, except per share data)

	For the nine months ended
	September 30,		Change
	2015	2014	$	%

Revenue	3,372,666	2,920,506	452,160	15.5
Adjusted EBITDA	1,161,889	1,068,291	93,598	8.8
Operating income	408,396	600,773	(192,377)	(32.0)
Adjusted Operating income	737,702	670,734	66,968	10.0
Net income (loss) attributable to IGT	(157,930)	236,777	(394,707)	(166.7)
Net income (loss) attributable to IGT per ordinary share - diluted	(0.83)	1.36	(2.19)	(161.0)
Weighted average shares - diluted	189,884	174,647	15,237	8.7

Reconciliations of Non-GAAP Financial Measures

	For the nine months ended
	September 30,		Change
	2015	2014	$	%

Operating income	408,396	600,773	(192,377)	(32.0)
Depreciation	259,676	243,283	16,393	6.7
Amortization	286,264	109,950	176,314	160.4
Service revenue amortization	81,178	96,332	(15,154)	(15.7)
Transaction expense (income), net (1)	45,695	(1,859)	47,554	>500.0
Restructuring expense	41,570	13,518	28,052	207.5
Non-cash purchase accounting (excluding D&A)	21,245	—	21,245	—
Stock compensation	17,865	4,492	13,373	297.7
Impairment loss	—	1,802	(1,802)	(100.0)
Adjusted EBITDA	1,161,889	1,068,291	93,598	8.8

Operating income	408,396	600,773	(192,377)	(32.0)
Purchase accounting	242,041	58,302	183,739	315.2
Transaction expense (income), net (1)	45,695	(1,859)	47,554	>500.0
Restructuring expense	41,570	13,518	28,052	207.5
Adjusted Operating income	737,702	670,734	66,968	10.0

Cash flows from operating activities	470,994	704,954	(233,960)	(33.2)
Capital expenditures	(288,743)	(240,682)	(48,061)	(20.0)
Free Cash Flow	182,251	464,272	(282,021)	(60.7)

(1) Transaction expense (income), net is composed of transaction costs on significant business combinations and significant gains and losses incurred on disposals of group entities or businesses. These items are only incidentally related to our ordinary activities, are not expected to occur frequently and hinder comparability of our period-over-period performance. We believe separate identification allows users of the financial statements to take them into appropriate consideration when analyzing our performance.

International Game Technology PLC and Subsidiaries

Segment Information

($ in thousands)

	For the three months ended September 30,
	2015	2014	2015	2014
Segments	Revenue		Operating income
North America Gaming & Interactive	340,704	37,035	85,043	2,158
North America Lottery	252,933	237,632	50,137	19,582
International	210,706	138,395	36,913	28,795
Italy	413,695	524,672	131,038	192,248
	1,218,038	937,734	303,131	242,783

Corporate support	—	—	(58,894)	(38,481)
Purchase accounting	(2,725)	183	(114,198)	(20,452)
	1,215,313	937,917	130,039	183,850

	For the nine months ended September 30,
	2015	2014	2015	2014
Segments	Revenue		Operating income
North America Gaming & Interactive	724,122	87,531	187,854	(7,556)
North America Lottery	776,489	715,717	140,107	57,072
International	588,441	438,529	110,350	95,623
Italy	1,297,988	1,678,189	422,524	598,566
	3,387,040	2,919,966	860,835	743,705

Corporate support	—	—	(210,398)	(84,633)
Purchase accounting	(14,374)	540	(242,041)	(58,299)
	3,372,666	2,920,506	408,396	600,773

International Game Technology PLC Segment Performance

Pro Forma Revenue Detail

($ millions)

	As Reported								Legacy IGT
	2014					2015			2014					2015
	Q1	Q2	Q3	Q4	FY	Q1	Q2	Q3	Q1	Q2	Q3	Q4	FY	Q1

North America Gaming & Interactive
Service Revenue	8	9	15	13	46	13	237	267	263	255	257	261	1,036	245
Product Sales	14	19	22	32	87	17	116	73	131	99	126	82	437	66
Revenue	22	28	37	45	133	30	353	341	393	354	383	343	1,473	311
OI	(6)	(4)	2	8	0	7	96	85	111	121	144	95	471	41

North America Lottery
Service Revenue	238	187	222	217	865	241	253	242	20	20	20	20	81	19
Product Sales	23	29	15	7	75	12	17	11	0	0	0	0	0	0
Revenue	261	217	238	224	940	253	270	253	20	20	20	20	81	19
OI	43	(6)	20	17	74	43	47	50	10	11	11	12	44	12

International
Service Revenue	119	114	115	127	474	103	137	136	45	42	42	38	167	37
Product Sales	33	34	24	66	157	28	110	75	54	51	92	50	247	33
Revenue	152	148	138	192	631	131	247	211	99	93	134	87	413	69
OI	36	30	29	60	156	27	47	37	5	18	40	8	70	0

Italy
Service Revenue	601	551	524	509	2,185	452	431	413	0	0	0	0	0	0
Product Sales	1	1	1	1	3	1	1	0	0	0	0	0	0	0
Revenue	601	552	525	510	2,188	453	432	414	0	0	0	0	0	0
OI	213	193	192	113	712	150	141	131	(6)	(5)	(4)	(5)	(19)	(5)

Purchase Accounting
Service Revenue	0	0	0	0	0	0	(8)	(1)	0	0	0	0	0	0
Product Sales	0	0	0	0	0	0	(4)	(1)	0	0	0	0	0	0
Revenue	0	0	0	0	0	0	(12)	(2)	0	0	0	0	0	0
OI	(18)	(20)	(20)	(20)	(78)	(17)	(111)	(114)	(6)	(6)	(11)	(7)	(31)	(7)

Corporate
OI	(23)	(23)	(38)	(67)	(151)	(47)	(104)	(59)	(42)	(29)	(57)	(39)	(167)	(47)

IGT PLC
Service Revenue	966	861	876	866	3,569	809	1,050	1,057	328	317	319	319	1,284	301
Product Sales	71	84	62	106	322	58	240	158	185	150	218	131	684	99
Revenue	1,037	945	938	972	3,892	867	1,290	1,215	513	468	537	451	1,968	399
OI	246	171	184	112	712	163	116	130	72	110	123	63	368	(7)

	Pro Forma								YtY Variance
	2014					2015			Actual FX		Constant FX
	Q1	Q2	Q3	Q4	FY	Q1	Q2	Q3	Q3	Q3 YTD	Q3	Q3 YTD

North America Gaming & Interactive
Service Revenue	271	264	272	275	1,082	257	237	267	-1.6%	-5.6%	-0.9%	-5.1%
Product Sales	145	118	148	113	524	83	116	73	-50.4%	-33.6%	-48.7%	-31.6%
Revenue	416	383	420	388	1,606	341	353	341	-18.8%	-15.0%	-17.7%	-14.1%
OI	105	117	146	103	471	47	96	85	-41.8%	-37.9%

North America Lottery
Service Revenue	259	208	242	237	946	261	253	242	0.0%	6.7%	0.4%	7.2%
Product Sales	23	29	15	7	75	12	17	11	-30.5%	-41.8%	-28.5%	-40.4%
Revenue	282	237	258	245	1,021	273	270	253	-1.8%	2.5%	-1.3%	3.1%
OI	54	5	30	29	118	55	47	50	65.5%	70.8%

International
Service Revenue	164	155	157	164	640	140	137	136	-13.5%	-13.5%	0.0%	-1.1%
Product Sales	88	85	115	115	404	61	110	75	-35.0%	-14.7%	-27.1%	-3.8%
Revenue	251	241	272	279	1,044	200	247	211	-22.6%	-13.9%	-11.5%	-2.1%
OI	41	48	69	68	226	27	47	37	-46.7%	-30.2%

Italy
Service Revenue	601	551	524	509	2,185	452	431	413	-21.1%	-22.6%	-7.6%	-6.1%
Product Sales	1	1	1	1	3	1	1	0	-69.2%	-40.1%	-63.3%	-28.0%
Revenue	601	552	525	510	2,188	453	432	414	-21.2%	-22.7%	-7.6%	-6.1%
OI	208	188	188	108	692	145	141	131	-30.4%	-28.5%

Purchase Accounting
Service Revenue	0	0	0	0	0	0	(8)	(1)	—	—	—	—
Product Sales	0	0	0	0	0	0	(4)	(1)	—	—	—	—
Revenue	0	0	0	0	0	0	(12)	(2)	—	—	—	—
OI	(24)	(26)	(32)	(27)	(109)	(24)	(111)	(114)	257.8%	205.3%

Corporate
OI	(65)	(52)	(96)	(106)	(319)	(95)	(104)	(59)	-38.5%	21.2%

IGT PLC
Service Revenue	1,294	1,179	1,195	1,185	4,853	1,110	1,050	1,057	-11.5%	-12.3%	-3.7%	-3.0%
Product Sales	256	234	279	237	1,006	158	240	158	-43.5%	-27.9%	-39.2%	-22.7%
Revenue	1,550	1,413	1,474	1,422	5,860	1,267	1,290	1,215	-17.6%	-15.0%	-10.5%	-6.4%
OI	318	280	306	175	1,080	156	116	130	-57.6%	-55.6%

International Game Technology PLC and Subsidiaries

Consolidated Pro Forma Income Statements & Reconciliations

($ millions)

	As Reported								Legacy IGT						Pro Forma
	2014					2015			2014					2015	2014					2015
	Q1	Q2	Q3	Q4	FY	Q1	Q2	Q3	Q1	Q2	Q3	Q4	FY	Q1	Q1	Q2	Q3	Q4	FY	Q1	Q2	Q3

Service revenue	966	862	876	866	3,570	809	1,050	1,057	328	317	319	319	1,284	301	1,294	1,179	1,195	1,186	4,853	1,110	1,050	1,057
Product sales	71	84	62	106	322	58	240	158	185	150	218	131	684	99	256	234	279	237	1,006	157	240	158
Total revenue	1,037	945	938	972	3,892	867	1,290	1,215	513	468	537	451	1,968	399	1,550	1,413	1,474	1,422	5,860	1,267	1,290	1,215

Cost of services	617	589	581	617	2,404	526	632	633	126	117	117	122	482	116	743	707	698	738	2,886	642	632	633
Cost of sales	42	52	38	59	190	35	177	128	90	63	91	71	315	63	132	115	129	130	506	99	177	128
Selling, general and administrative	102	99	105	110	416	96	232	225	140	117	125	116	498	138	242	216	230	226	913	234	232	225
Research and development	26	25	30	27	108	22	85	86	63	58	57	63	241	63	90	83	86	90	350	85	85	86
Restructuring expense	4	4	5	10	23	14	16	11	0	0	0	0	0	0	4	4	5	10	23	14	16	11
Impairment loss	0	2	0	1	3	0	0	0	22	2	15	1	40	7	22	4	15	2	43	7	0	0
Transaction expense (income), net(1)	0	3	(5)	37	35	11	32	2	0	0	10	14	24	19	0	3	5	51	59	30	32	2
	791	775	754	860	3,180	704	1,175	1,085	441	358	414	387	1,600	406	1,232	1,133	1,168	1,247	4,780	1,111	1,175	1,085

Operating income	246	171	184	112	712	163	116	130	72	110	123	63	368	(7)	318	280	306	175	1,080	156	116	130

Reconciliations of Non-US GAAP Financial Measures

	As Reported								Legacy IGT						Pro Forma
	2014					2015			2014					2015	2014					2015
	Q1	Q2	Q3	Q4	FY	Q1	Q2	Q3	Q1	Q2	Q3	Q4	FY	Q1	Q1	Q2	Q3	Q4	FY	Q1	Q2	Q3
Operating income	246	171	184	112	712	163	116	130	72	110	123	63	368	(7)	318	280	306	175	1,080	156	116	130
Purchase Accounting	18	20	20	20	78	17	111	114	6	6	11	7	31	7	24	26	32	27	109	24	111	114
Transaction Expense, net	0	3	(5)	37	35	11	32	2	0	0	10	14	24	19	0	3	5	51	59	30	32	2
Restructuring	4	4	5	10	23	14	16	11	0	0	0	0	0	0	4	4	5	10	23	14	16	11
Adjusted Operating Income	268	198	204	179	849	205	275	258	78	116	144	85	422	19	346	314	348	263	1,272	224	275	258

Operating income	246	171	184	112	712	163	116	130	72	110	123	63	368	(7)	318	280	306	175	1,080	156	116	130
Depreciation	83	76	84	80	324	72	93	95	34	32	30	28	123	28	116	108	114	108	447	99	93	95
Amortization	35	37	37	39	149	33	119	134	14	14	14	10	51	10	49	51	51	49	200	43	119	134
Transaction expense (income), net(1)	0	3	(5)	37	35	11	32	2	0	0	10	14	24	19	0	3	5	51	59	30	32	2
Service revenue amortization	33	33	31	30	126	27	27	27	0	0	0	0	0	0	33	33	31	30	126	27	27	27
Non-cash purchase price (excluding D&A)	0	(0)	0	0	0	0	19	2	0	0	0	0	0	0	0	(0)	0	0	0	0	19	2
Restructuring expense	4	4	5	10	23	14	16	11	0	0	0	0	0	0	4	4	5	10	23	14	16	11
Stock compensation	2	(4)	6	12	16	1	5	12	8	7	9	9	32	6	10	3	15	21	48	7	5	12
Impairment loss	0	2	0	1	3	0	0	0	22	2	15	1	40	7	22	4	15	2	43	7	0	0
Other											(1)	2		32	0	0	(1)	2	0	32	0	0
Adjusted EBITDA	403	323	342	321	1,389	321	427	414	148	164	199	127	638	93	551	487	541	448	2,027	415	427	414

(1) Transaction expense (income), net is composed of transaction costs on significant business combinations and significant gains and losses incurred on disposals of group entities or businesses. These items are only incidentally related to our ordinary activities, are not expected to occur frequently and hinder comparability of our period-over-period performance. We believe separate identification allows users of the financial statements to take them into appropriate consideration when analyzing our performance.

Key Performance Indicators (KPIs)

Consolidated Key Performance Indicators (KPIs)

	Third Quarter			Nine Months
Periods Ended September 30	2015	2014	% change	2015	2014	% change

Installed base (end of period)
Casino	34,755	39,102	-11.1%	34,755	39,102	-11.1%
VLT - Government Sponsored (ex-Italy)	15,932	16,637	-4.2%	15,932	16,637	-4.2%
VLT - Italy Supplier (B2B)	8,439	8,378	0.7%	8,439	8,378	0.7%
Total installed base	59,126	64,117	-7.8%	59,126	64,117	-7.8%
Yield (average revenue per unit per day - $0.00)	33.95	36.33	-6.6%	34.11	35.64	-4.3%

Additional Italian Network Details:
VLT - Operator (B2C)	10,955	10,859	0.9%	10,955	10,859	0.9%
AWP	60,262	68,249	-11.7%	60,262	68,249	-11.7%

Machine units shipped
New/Expansion	1,399	2,643	-47.1%	4,181	8,502	-50.8%
Replacement	5,223	10,058	-48.1%	19,416	23,439	-17.2%
Total machines shipped	6,622	12,701	-47.9%	23,597	31,941	-26.1%

Global lottery same-store revenue growth
Instants & draw games			6.7%			6.2%
Multistate Jackpots			2.6%			3.5%
Total lottery same-store revenue growth (ex-Italy)			6.2%			5.9%
Italy lottery revenue growth			-3.9%			1.4%

North America KPIs

	Third Quarter			Nine Months
Periods Ended September 30	2015	2014	% change	2015	2014	% change

Installed base (end of period)	40,919	44,941	-8.9%	40,919	44,941	-8.9%

Machine units shipped
New/Expansion	895	2,053	-56.4%	2,198	6,766	-67.5%
Replacement	2,431	4,488	-45.8%	12,587	12,046	4.5%
Total machines shipped	3,326	6,541	-49.2%	14,785	18,812	-21.4%

DoubleDown
Revenue ($ Thousands)	79,748	75,090	6.2%	233,401	215,666	8.2%
Mobile penetration	50%	36%	38.9%	46%	34%	34.5%
DAU (Daily Active Users)(1)	1,852	1,816	2.0%	1,873	1,808	3.6%
MAU (Monthy Active Users)(1)	4,536	5,717	-20.7%	4,564	5,970	-23.6%
Bookings per DAU ($0.00)(1)	$0.48	$0.46	3.4%	$0.47	$0.44	5.9%

Lottery same-store revenue growth
Instants & draw games			8.5%			7.5%
Multistate Jackpots			3.8%			3.8%
Total lottery same-store revenue growth			8.0%			7.0%

(1) As a single application with multiple games, active users equal unique users

International KPIs

	Third Quarter			Nine Months
Periods Ended September 30	2015	2014	% change	2015	2014	% change

Installed base (end of period)	9,768	10,798	-9.5%	9,768	10,798	-9.5%

Machine units shipped
New/Expansion	504	590	-14.6%	1,983	1,736	14.2%
Replacement	2,792	5,570	-49.9%	6,829	11,393	-40.1%
Total machines shipped	3,296	6,160	-46.5%	8,812	13,129	-32.9%

Lottery same-store revenue growth
Instants & draw games			1.9%			2.8%
Multistate Jackpots			-3.7%			1.9%
Total lottery same-store revenue growth			1.6%			2.7%

Italy KPIs

Periods Ended September 30	Third Quarter			Nine Months
(In € millions, except machines)	2015	2014	% change	2015	2014	% change
Lottery
Lotto wagers	1,677	1,754	-4.4%	5,222	4,883	6.9%
10eLotto	1,009	963	4.8%	3,140	2,608	20.4%
Core	605	610	-0.9%	1,809	1,910	-5.3%
Late Numbers	63	181	-65.4%	273	365	-25.4%

Scratch & Win Wagers	2,108	2,176	-3.2%	6,625	6,967	-4.9%

Italy lottery revenue growth			-3.9%			1.4%

Gaming
Installed base (end of period)
VLT - Operator (B2C)	10,955	10,859	0.9%	10,955	10,859	0.9%
VLT - Supplier (B2B)	8,439	8,378	0.7%	8,439	8,378	0.7%
AWP	60,262	68,249	-11.7%	60,262	68,249	-11.7%
Wagers
VLT - Operator (B2C)	1,314	1,306	0.7%	3,993	4,170	-4.2%
AWP	1,026	1,085	-5.4%	3,229	3,328	-3.0%
Interactive Wagers (Gaming)	378	423	-10.6%	1,258	1,340	-6.1%

Other
Sports Betting Wagers(1)	167	173	-3.6%	628	643	-2.3%
Sports Betting Payout (%)(1)	81.9%	76.2%	5.7 pp	83.4%	77.8%	5.6 pp

(1) Includes Virtual Wagers and Pools & Horses